

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2018

Daniel M. Bradbury
Chief Executive Officer
Equillium, Inc.
2223 Avenida de la Playa, Suite 108
La Jolla, CA 92037

> **Re: Equillium, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 28, 2018**
> **File No. 333-227387**

Dear Mr. Bradbury:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Description of Capital Stock
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page 144

1. We note that your amended and restated certificate of incorporation identifies U.S. federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise your prospectus to disclose this provision, and to address any uncertainty about the enforceability of such provision.

You may contact Bonnie Baynes at 202-551-4924 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance